                                                                February 1, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                       Columbia Insurance Corporation, Ltd
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the July 1, 1998 through December 31, 1998 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

         Effective July 1, 1998, CICL entered into a new reinsurance arrangement with a United States insurer with respect to General Liability coverage provided by that insurer to Columbia Energy Group ("Columbia"), its subsidiaries and associates. CICL's exposure under the General Liability reinsurance arrangement is limited to US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$4,300,000 and to a further US$1,000,000 per occurrence excess of US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to a separate aggregate limit of exposure of US$1,000,000.

          Effective June 30, 1998, CICL entered into a new reinsurance agreement with a United States insurer with respect to All Risk coverage provided by that insurer to Columbia, its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500,000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000.

         In total, CICL has entered into six such reinsurance agreements since 1996 As such, the combined aggregate exposure for all 6 coverages reinsured by CICL as of December 31, 1998 is US$15,300,000 and 12 loss reserves had been reported to CIGL by the end of this reporting period.
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2.  Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

         CICL has had 12 losses reported to it and has paid $140,871 in claims in the period under review.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         CICL has paid $140.871 in claims in the period under review. Reported lead-in loss reserves and end-of-period loss reserves on CICL's programs as at June 30, 1998 and December 31, 1998, respectively, were $9,037,000 and $8,600,000.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         At this very early stage in the development of each loss program reinsured, with only one loss paid and 12 losses reported to CICL, premium payments have been unaffected by actual loss experience.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         A comparison of the estimated cost of purchasing guaranteed cost coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98 and 1998/99 to the actual costs of CICL for the period from its incorporation to December 31, 1998 reveals that Columbia has realized pre-tax savings of $3,257,335 by reinsuring certain of the risks to CICL in the period from incorporation to December 31, 1998, including $622,007 for the six months ended December 31,1998.


6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

         CICL's income statement and balance sheet including any notes are attached.

                                                    Very truly yours,

                                            COLUMBIA INSURANCE CORPORATION, LTD

                                            By:  //s//   N. A. Parillo
                                                --------------------------
                                                 N. A. Parillo, President
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                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                             As of December 31, 1998
                                     ($000)


ASSETS

Investment and other assets                      11,787
                                                 ------

Current Assets

      Cash and temporary cash investments         2,536
      Accounts receivable, net
          Customers                                --
          Intercompany                              603
          Other                                      31
      Prepayments                                    77
      Other                                        --
                                                 ------
Total Current Assets                              3,247
                                                 ------
Deferred Charges                                    646
                                                 ------
TOTAL ASSETS                                     15,680
                                                 ======

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                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                             As of December 31, 1998
                                     ($000)

CAPITALIZATION AND LIABILITIES

Capitalization
      Common Stock Equity
          Common stock, $25 par value (4,800 shares
           outstanding)                                        120
          Additional paid-in capital                           880
          Retained earnings                                    126
                                                           -------

      Total common stock equity                              1,126
      Long-term debt                                          --

Total Capitalization                                         1,126
                                                           -------

Current Liabilities
      Accounts and drafts payable                               22
      Intercompany accounts payable                            (59)
      Accrued taxes                                           --
      Other                                                  2,575
                                                           -------

Total Current Liabilities                                    2,538
                                                           -------

Other Liabilities and Deferred Credits
      Income taxes, noncurrent                                --
      Other                                                 12,016
                                                           -------

Total Other Liabilities and Deferred Credits                12,016
                                                           -------

TOTAL CAPITALIZATION AND LIABILITIES                        15,680
                                                           =======

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                       Columbia Insurance Corporation, LTD
                                Income Statement
                         Year-to-Date, December 31, 1998
                                     ($000)

Operating Revenues                                 5,010

Operating Expenses
      Products purchased                            --
      Operation                                    6,053
      Other taxes                                   --
                                                  ------

Total Operating Expenses                           6,053
                                                  ------

Operating Income (Loss)                           (1,043)
                                                  ------

Other Income (Deductions)
      Interest income and other, net                 623
      Interest expense and related charges          --
                                                  ------

Total Other Income (Deductions)                      623
                                                  ------

Income (Loss) Before Income Taxes                   (420)

Income Taxes                                         (90)
                                                  ------

Net Income (Loss)                                   (330)
                                                  ======